DUKE ENERGY PROGRESS, LLC

411 Fayetteville Street

Raleigh, North Carolina 27601

April 11, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brandon Figg – Structured Finance
Benjamin Meeks – Structured Finance

Re:	Duke Energy Progress, LLC
Duke Energy Progress SC Storm Funding LLC
Registration Statement on Form SF-1
File Nos. 333-276553 and 333-276553-01

Dear Mr. Figg and Mr. Meeks:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Duke Energy Progress, LLC and Duke Energy Progress SC Storm Funding LLC, hereby request that the effective date of the Registration Statement referred to above be accelerated so that the same will become effective on April 15, 2024 at 9 a.m. E.T., or as soon as practicable thereafter.

Please call or email Michael F. Fitzpatrick, Jr. or Adam R. O’Brian of Hunton Andrews Kurth LLP at (212) 309-1071 or (212) 309-1043, respectively, or mfitzpatrick@huntonak.com or aobrian@huntonak.com, respectively, as soon as the registration statement has been declared effective.

Very truly yours,

Duke Energy Progress, LLC

By:	/s/ Robert T. Lucas III
Name: Robert T. Lucas III
Title: Deputy General Counsel

cc:	Michael F. Fitzpatrick, Jr., Hunton Andrews Kurth LLP
Adam R. O’Brian, Hunton Andrews Kurth LLP